SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐               No ☒

On September 28, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translations from Hebrew of which are attached below:

Immediate Report of the Results of a General Assembly for the Approval of a Transaction with a Controlling Shareholder and/or for the Approval of a Private Offer

1.	Following are the results of the General Assembly convened on September 28, 2008:

2.

Type of transaction:	Other. Purchase of the end-user equipment and cellular retailing operations of Suny Group.

Summary of the proposed resolution:

To approve the Company’s engagement in an agreement dated August 21, 2008 for the purchase of the end-user equipment and cellular retailing operations of Suny Electronics Ltd. (the controlling shareholder of the Company), which is being performed by Suny’s subsidiaries – Din Dynamic Ltd. and Suny Telecom (1994) Ltd., including the rental and service agreements associated with the agreement.

The General Assembly resolved:	To approve.

Number of shares that participated in the voting:	25,527,513.

Number of shares that voted in favor:	25,362,433.

Number of shares that participated in the voting and were not classified as shares whose owners have a personal interest:	1,394,661, of which 1,229,581 voted in favor of approving the transaction.

Number of shares that voted against:	165,080.

Percentage of those voting in favor of approving the transaction, out of total voters having no personal interest in the transaction:	88.16%.

Percentage of those voting against, who have no personal interest in the transaction, out of the total voting rights in the Company:	0.44%.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

September 30, 2008